UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Dorel Industries Inc.

Management’s Discussion and Analysis

For the six month period ended June 30, 2004

All figures in US dollars

Management’s Discussion and Analysis of Financial Conditions and Results of Operations («MD & A») should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2004 and the audited consolidated financial statements and MD & A for the year ended December 30, 2003.

Note that there have been no significant changes with regards to “Corporate Objectives, Core Businesses and Strategies”, “Risks” and “Critical Accounting Policies and Estimates” to those outlined in the annual MD & A contained in the Company’s 2003 Annual Report. As such, they are not repeated herein. The information in this MD & A is current as of August 3, 2004.

SIGNIFICANT EVENT IN THE FIRST QUARTER OF 2004

In the first quarter of 2004, the Company acquired Wisconsin-based Pacific Cycle, LLC, a designer and supplier of bicycles and other recreational products. The total value of the all-cash transaction was US$320.5 million, including an estimate of acquisition costs, and was financed through amended debt facilities. Pacific Cycle’s annual sales are in excess of US$325 million. Founded in 1977, Pacific Cycle is a leader in the design, marketing and distribution of high quality, branded bicycles and other recreational products. Best known for its Schwinn, Mongoose and GT bicycle brands, the Company also markets products under the Roadmaster, InStep, Pacific, and Murray labels. Pacific Cycle combines these well-known brands with long-established, efficient Asian sourcing. It distributes its brands through its strong relationships with high volume retailers, particularly in the mass channel as well as sporting goods chains and specialty independent dealers. This broad distribution has enabled Pacific Cycle to garner an industry-leading 27% share of total U.S. bicycle sales including 44% of the bicycle sales in the mass merchant sector. Pacific’s brand portfolio enables it to serve virtually all consumer demographics, price categories and bicycling styles. Pacific will be run as a stand-alone Dorel division and will be reported under a third segment to be known as Recreational/Leisure.

RESULTS OF OPERATIONS

Overview

Revenues for the second quarter ended June 30, 2004 were up 52.4% to $403.5 million, compared to the $264.7 million posted a year ago. Year-to-date revenues increased 46.8% to $795.4 million, compared to the $541.6 million posted a year ago. Year-to-date organic revenue growth was approximately 9%. Newly acquired Pacific Cycle contributed $156.1 million of the revenue increase recorded in 2004 with the balance of the increase coming from the Ampafrance and Carina acquisitions in 2003.

While revenues remain on plan, profitability has been affected. Continuing high raw material costs for steel, plastic and particle board have lowered juvenile and home furnishings segment margins. In the first quarter, earnings were also negatively impacted as the Company expensed an additional US$6.5 million due to a previously announced dispute with one of its insurance carriers. Offsetting these higher costs was the contribution of Pacific Cycle which for the six month period ending June has added $19.1 million to earnings from operations. For the quarter, pre-tax earnings for the quarter decreased by 14.3% to $19.5 million from $22.8 million. Net income after tax increased to $18.1 million compared to $16.3 million in 2003. Diluted earnings per share were $0.55 per share in 2004 versus $0.50 in 2003. For the first half of the year, pre-tax earnings have decreased by 14.6% to $42.9 million from $50.3 million. Net income increased to $37.7 million compared to $35.5 million in 2003. Diluted earnings per share were $1.15 per share in 2004 versus $1.10 in the prior year.

An analysis of the variation of after-tax earnings from 2003 to 2004 is as follows (figures in thousands):

Earnings from operations be segment	Second Quarter	Year-to-Date

Recreational/Leisure (Pacific Cycle) contribution	$ 12,603	$ 19,097
Home Furnishings decrease	(7,470)	(14,046)
Juvenile increase (decrease)	(5,648)	258
Product liability insurance dispute	0	(6,500)

Total earnings from operations decrease	(515)	(1,191)

Increase in interest costs	(3,248)	(6,862)

Decrease in income taxes	5,100	9,551

Other	505	696

Total increase in net income	$ 1,842	$ 2,194

The causes of these variations over last year are discussed below.

Segmented Results

The segmented results of the Company are presented in Note 9 to these interim financial statements. Presented below are the segmented results in percentage terms for the second quarter and year-to-date:

Juvenile

Second Quarter Ended June 30		Six Months Ended June 30
2004	2003	2004	2003

Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	70.7%	68.1%	69.9%	69.2%

Gross Profit	29.3%	31.9%	30.1%	30.8%
Operating Expenses	18.2%	17.2%	18.2%	15.9%
Research and Development	0.9%	1.0%	0.7%	0.8%
Amortization	3.6%	3.3%	3.4%	3.2%

Earnings from operations	6.6%	10.4%	7.8%	10.9%

Juvenile sales increased by 6.9% to $179.6 million during the second quarter compared to $168.0 million during the corresponding period a year ago. Earnings from operations for the second quarter decreased to $11.9 million from $17.5 million last year, a decrease of 32.3%. For the first half of 2004, sales increased by 15.7% to $386.2 million from $333.9 million last year. Earnings from operations decreased by 17.5% to $30.2 million, from $36.5 million last year.

The Juvenile segment year-to-date sales increase was due to organic sales growth, a stronger Euro and the contribution of an extra month’s sales from Ampafrance in Europe (acquired in February 2003). These three factors combined to increase sales by 15.7% over last year. Overall, organic year-to-date organic sales growth was 6%. All of the sales growth in North America was organic and sales were up by 12% over last year. These sales increases have occurred in the majority of its product categories. In Europe, sales have increased 21% over last year.

In 2004 gross margins for the quarter and year to date have decreased by 260 and 70 basis points respectively. These decreases occurred in North America where higher material costs, principally in plastic resin and steel, negatively affected earnings. Resin costs within the industry have risen by up to 50% over the past year. Resin is the principal component of car seats and an important part of several other product categories.  In the first quarter, the Company’s North American operations were able to limit the impact of these cost increases. However in the second quarter, margins were negatively affected. In addition, margins in the second quarter of 2003 were improved by 50 basis points due to a one-time foreign exchange gain at DJG Canada. Margins in Europe remained consistent with both the first quarter and the prior year where raw material cost increases in Europe were offset by improvements at the Company’s operations in Holland and the United Kingdom.

Operating expenses as a percentage of sales for the quarter were 18.2% in 2004 versus 17.2% in the prior year. Year-to-date, operating costs are higher than last year at 18.2% of sales versus 15.9%. Included in the 2004 figures is the $6.5 million charge in connection with the insurance dispute described previously. If this amount is excluded, the 2004 year-to-date expense is 16.5% of sales. The remaining increase over 2003 is attributable to higher costs associated with product liability.

In light of these higher costs, earnings guidance for the juvenile segment is being reduced from between 10% and 11% of sales to between 7.5% and 8.5%. Sales are expected to remain at between $750 and $800 million.

Home Furnishings

Second Quarter Ended June 30		Six Months Ended June 30
2004	2003	2004	2003

Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	86.6%	76.6%	85.5%	77.0%

Gross Profit	13.4%	23.4%	14.5%	23.0%
Operating Expenses	6.5%	7.3%	6.7%	6.9%
Research and Development	0.4%	0.3%	0.3%	0.4%
Amortization	1.3%	1.5%	1.4%	1.5%

Earnings from operations	5.2%	14.3%	6.1%	14.2%

Home Furnishing revenues increased by 25.8% to $121.7 million during the second quarter compared to $96.7 million during the corresponding period a year ago. For the first half of 2004, revenues increased by 21.8% to $253.1 million from $207.8 million last year. Earnings from operations for the second quarter decreased to $6.4 million from $13.8 million last year, a decrease of 54.0%. For the first half of the year, earnings from operations decreased by 47.7% to $15.4 million from $29.4 million last year.

Approximately one half of the year-to-date revenue growth was organic, with the remaining increase coming from the Carina acquisition in September 2003. Sales growth occurred in all three of the divisions, Ameriwood, Cosco Home & Office and Dorel Asia. The earnings from operations decrease can be attributed to several main factors. Firstly board prices have risen throughout the year. In 2003, costs were below the $200 per thousand square foot level as opposed to the current pricing of up to $295. Over and above the cost of board, availability earlier in the first half of the year was limited. This resulted in inventory levels being far too low and orders being produced in much shorter production runs causing plant efficiencies to fall below plan levels. In addition to board prices, the Home Furnishings segment is also experiencing pricing pressure on steel, used in futons and for hardware, and corrugated cardboard used for packaging.

Some price increases to the Company’s customers have been instituted. However, there is a significant lag between the initial impact of higher costs and the successful implementation of these price increases. In the case of RTA furniture, these increases have now gone into effect at certain major customers. These increases did not offset costs in the second quarter but are expected to improve earnings in the second half of the year. Year-to-date operating costs remain in line at 6.7% of sales as opposed to 6.9% of sales in 2003.

Higher raw material costs have resulted in reduced earnings expectations. Earnings from operations as a percentage of sales is now expected to be between 8.5% and 9.5% as opposed to 11% to 12%.

Recreational / Leisure

This is the first full quarter to include Pacific Cycle results, whereas the year-to-date figures include the results for five months. Upon acquisition, guidance was issued for sales of between $335 million and $375 million for the 11 months of 2004. Earnings from operations as a percentage of sales were expected to be between 11.5% and 12.5%. The results for the first half were in line with these expectations.

Second Quarter Ended June 30, 2004	Six Months Ended June 30, 2004

Revenues	100.0%	100.0%
Cost of Sales	78.4%	78.3%

Gross Profit	21.6%	21.7%
Operating Expenses	9.2%	9.4%
Amortization	0.0%	0.1%

Earnings from Operations	12.4%	12.2%

The success of the Sting Ray bicycle introduced in 2004 is well above expectations. Unfortunately a lack of supply hindered sales in the first half of the year. This lack of supply was acute and resulted in stores having no Sting Rays in stock. In addition, production issues and the resultant lack of parts availability at the world’s principal supplier of bicycle gears, Shimano in the Orient, impacted overall bike sales. This has since been rectified and a strong second half is expected. As a result, the initial guidance of earnings from operations is being increased slightly to between 12% and 13% of sales from the prior 11.5% to 12.5%.

Other Expenses

Interest expense in 2004 was higher than 2003, due to the higher borrowings associated with the acquisition of Pacific Cycle. The Company continues to benefit from the low interest environment and interest incurred on non-fixed debt averaged less than 4% in the first half of the year. Overall the Company’s average interest rate was below 5%. Corporate expenses were consistent with the prior year. The Company’s year-to-date income tax rate has decreased from 29.4% in 2003 to 12.2% in 2004. It should be noted the Company’s tax rate is based on the expected results for the year and not the results in a given quarter. In accordance with Generally Accepted Accounting Principles, interim period income tax expense is calculated by applying to an interim period's pre-tax income the tax rate that is applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate. The estimated average annual income tax rate is re-estimated at the end of each interim period on a year-to-date basis.

The tax rate in 2004 was originally expected to be in the range of 20% in light of the Company’s overall corporate structure, encompassing the newly acquired Pacific Cycle. The tax jurisdiction of earnings is a significant factor in the determination of the Company’s overall tax rate. In the first quarter,  pre-tax earnings in higher tax rate jurisdictions were lower than expected, caused principally by the US$6.5 million charge booked in that quarter. This had the impact of lowering the rate to 16.3%. Further reductions in earnings now expected in these higher tax rate jurisdictions, have reduced the expected full year tax rate to 12.2%. To adjust the year-to-date tax rate to that level, the taxes booked in the second quarter equates to a rate of 7.2%. Should all assumptions and expected results remain the same, the tax rate for the second half of the year should remain in the 12% range. However a change in the Company’s earnings, or the jurisdiction in which those earnings are earned, can have a significant impact on the rate.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

During the first half of 2004, cash flow from operating activities was $93.9 million compared to $34.1 million in 2003, an improvement of $59.8 million. The principal reason was the timing of accounts payable and income tax disbursements in 2004 versus 2003, which accounted for $41.0 million of the improvement. The balance of the improvement came principally from improved collections of accounts receivable. Financing activities provided $263.2 million in the half, detailed as follows:

(‘000)

Borrowed for acquisition of Pacific Cycle	$ 288,789
Balance of sale incurred on acquisition of Pacific Cycle	20,980
Debt repaid in the period	(51,043)
Proceeds from issuance of capital stock	3,179
Increase in bank indebtedness	1,260

$ 263,165

Pacific Cycle was acquired in the half of 2004 at a total cost of $320.5 million, including an estimate of related acquisition costs. Excluding the Pacific acquisition, the Company’s net disbursements on various investing activities in 2004 were $26.2 million, versus $14.3 million in the prior year, an increase of $11.9 million. Most of the increase was due to the ongoing factory expansion underway at DJG USA in Columbus, Indiana, as well as increased capital spending on new product development, specifically in the Juvenile segment.

Balance Sheet

The Company’s balance sheet changed significantly from year-end due to the Pacific Cycle acquisition. Details of the assets and liabilities acquired can be found in Note 2 to the June 30, 2004 interim financial statements. As can be seen, major assets acquired were accounts receivable and inventories, offset by current accounts payable. If these acquired assets and liabilities are removed from the June 30, 2004 balance sheet, the balance sheet is consistent with the year-end and all significant working capital ratios remained constant.

Goodwill acquired with Pacific Cycle was recorded at $285.6 million. However, the allocation of the purchase price in a major business acquisition necessarily involves a number of estimates as well as gathering information over a number of months following the date of acquisition. The Company has performed only a preliminary evaluation of Pacific Cycle’s assets and liabilities. The Company will be continuing to evaluate the value of these assets and liabilities and accordingly there will be changes to the assigned values. In particular, several of Pacific Cycle’s trademarks are being revalued at their fair market value. As a result, the goodwill amount above will be reduced for these trademarks’ value before the end of the fiscal year.

Debt levels at June 30, 2004, excluding cash on hand, were $530.0 million compared to $290.9 million at December 30, 2003, an increase of $239.1 million. Details of the change are provided above in the cash flow analysis.

OTHER INFORMATION

As required under new National Instrument 51-102, the Company is required in its Management Discussion and Analysis, to disclose the designation and number of principal amount of each class and series of its shares outstanding. Therefore, these items are listed below as of June 30, 2004. There were no significant changes to these values in the period between the quarter end and the date of the preparation of this MD & A.

The capital stock of the Company is as follows:

•

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

•

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A		Class B		Total
Number	$(‘000)	Number	$(‘000)	$(‘000)
4,808,294	$ 2,109	27,957,148	$ 157,369	$ 159,478

OUTLOOK

In light of the reduced earnings now expected in the Juvenile and Home Furnishings segments, the Company had announced revised guidance on July 7, 2004. Currently issued guidance for fiscal 2004 is for earnings of between $3.00 to $3.15 per share, an approximate 30% to 35% increase over the $2.32 per share earned in 2003.

FORWARD LOOKING STATEMENTS

Certain sections of this Management’s Discussion and Analysis may contain forward looking statements. Such statements, based on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown. Actual future results may differ. The risks, uncertainties and other factors that could influence actual results are described in the "Risks and Uncertainties" section of the Management’s Discussion and Analysis contained in the Company’s annual report for 2003 and in the Corporation’s Annual Information Form.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

As at June 30, 2004 (unaudited)	As at December 30, 2003 (audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 27,075	$ 13,877
Funds held by ceding insurer	9,721	6,803
Accounts receivable	217,881	210,905
Inventories	267,178	207,371
Prepaid expenses	11,778	10,719
Future income taxes	5,598	9,184

	539,241	458,859

CAPITAL ASSETS	153,744	147,837
GOODWILL	658,425	380,535
DEFERRED CHARGES	19,315	18,501
INTANGIBLE ASSETS	85,130	85,448
FUTURE INCOME TAXES	7,860	8,382
OTHER ASSETS	10,504	10,995

$ 1,474,219	$ 1,110,557

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 2,022	$ 764
Accounts payable and accrued liabilities	334,712	253,145
Income taxes payable	1,748	2,037
Balance of sale payable	7,494	-
Current portion of long-term debt	6,008	7,758

351,983	263,704

LONG-TERM DEBT (Note 3)	521,944	282,421

PENSION OBLIGATION	13,914	13,818

BALANCE OF SALE	15,735	2,314

FUTURE INCOME TAXES	39,807	45,148

OTHER LONG-TERM LIABILITIES	7,148	8,266

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	159,478	156,274
RETAINED EARNINGS	325,289	287,583
CUMULATIVE TRANSLATION ADJUSTMENT	38,921	51,029

523,688	494,886

$ 1,474,219	$ 1,110,557

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

Second quarter ended		Six months ended
June 30, 2004 (unaudited)	June 30, 2003 (unaudited)	June 30, 2004 (unaudited)	June 30, 2003 (unaudited)

Sales	$ 398,810	$ 263,427	$ 787,247	$ 539,746

Licensing and commission income	4,717	1,314	8,126	1,880

TOTAL REVENUE	403,527	264,741	795,373	541,626

EXPENSES
Cost of sales	312,540	188,437	608,453	390,934
Operating	53,313	39,972	108,456	74,713
Amortization	8,469	7,039	17,421	14,302
Research and development costs	1,978	2,057	3,676	3,817
Interest on long-term debt	7,380	4,202	13,938	7,313
Other interest	334	264	497	260

384,014	241,971	752,441	491,339

Income before income taxes	19,513	22,770	42,932	50,287

Income taxes (Note 7)	1,410	6,509	5,226	14,777

NET INCOME	$ 18,103	$ 16,261	$ 37,706	$ 35,510

EARNINGS PER SHARE:
Basic	$ 0.55	$ 0.51	$ 1.15	$ 1.12

Diluted	$ 0.55	$ 0.50	$ 1.15	$ 1.10

SHARES OUTSTNDING:
Basic – weighted average	32,712,577	31,688,074	32,679,375	31,581,570

Diluted – weighted average	32,955,200	32,422,777	32,921,590	32,317,008

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

Second quarter ended		Six months ended
June 30, 2004 (unaudited)	June 30, 2003 (unaudited)	June 30, 2004 (unaudited)	June 30, 2003 (unaudited)

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income from continuing operations:	$ 18,103	$ 16,261	$ 37,706	$ 35,510
Adjustments for:
Amortization	8,469	7,039	17,421	14,302
Future income taxes	(82)	47	(1,233)	(22)
Funds held by ceding insurer	(2,884)	(949)	(2,917)	(949)
Loss (gain) on disposal of capital assets	329	(333)	329	(464)

23,935	22,065	51,306	48,377

Changes in non-cash working capital:
Accounts receivable	42,252	26,643	22,614	9,032
Inventories	(17,874)	(13,531)	(10,557)	(9,815)
Prepaid expenses and other assets	(1,219)	(977)	1,742	(1,364)
Accounts payable and accrued liabilities	(7,782)	(11,011)	28,146	(2,840)
Income taxes payable	418	1,592	673	(9,294)

15,794	2,716	42,619	(14,281)

CASH PROVIDED BY OPERATING ACTIVITIES	39,728	24,781	93,925	34,096

FINANCING ACTIVITIES
Increase (decrease) in long-term debt	(15,119)	6,869	237,746	185,174
Balance of sale and other amounts payable	(808)	(27,759)	20,980	1,636
Issuance of capital stock	1,655	2,739	3,179	7,515
Repurchase of capital stock	-	-	-	(129)
Increase (decrease) in bank indebtedness	180	(8,096)	1,260	(7,530)

CASH PROVIDED BY (USED) IN FINANCING ACTIVITIES	(14,092)	(26,247)	263,165	186,666

INVESTING ACTIVITIES
Acquisition of subsidiary companies	-	-	(320,530)	(247,198)
Cash acquired	-	-	3,734	7,207

	-	-	(316,796)	(239,991)
Additions to capital assets – net	(8,701)	(6,847)	(16,690)	(9,846)
Deferred charges	(1,824)	(1,707)	(6,877)	(4,245)
Intangible assets	(2,302)	-	(2,601)	(245)

CASH USED IN INVESTING ACTIVITIES	(12,827)	(8,554)	(342,964)	(254,327)

Effect of exchange rate change on cash	(246)	(1,141)	(928)	(1,069)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,563	(11,161)	13,198	(34,634)
Cash and cash equivalents,
beginning of period	14,512	30,977	13,877	54,450

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 27,075	$ 19,816	$ 27,075	$ 19,816

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

Six months ended
June 30, 2004 (unaudited)	June 30, 2003 (unaudited)

BALANCE, BEGINNING OF PERIOD	$ 287,583	$ 212,660

Net income	37,706	35,510

Premium paid on purchase of shares	-	(103)

BALANCE, END OF PERIOD	$ 325,289	$ 248,067

Notes to the Consolidated Financial Statements

As at June 30, 2004

All figures in thousands of US$, except share amounts (Unaudited)

1. Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. They have been prepared on a basis consistent with those followed in the most recent audited financial statements with the exception of the changes in accounting policies as indicated below. These interim consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s audited financial statements for the year ended December 30, 2003.

Change in Accounting Policies

Stock Based Compensation

In 2003, the Canadian Institute of Chartered Accountants (CICA) modified Section 3870 “Stock Based Compensation and other Stock Based Payments”, which the Company has adopted on a prospective basis. As a result, effective for fiscal years beginning before January 1, 2004, the Company is required to recognize as an expense to income, all stock options granted, modified or settled using the fair value based method. As the Company has elected for prospective treatment of this section, only option grants issued in 2003 or later have an impact on operating results.

In addition, pro-forma disclosure is required for all options granted between January 1, 2002, the Company’s original adoption date of CICA Section 3870, and January 1, 2003. The Company’s year-to-date net income and earnings per share would be reduced by these option grants to the following pro-forma amounts:

		2004	2003

Net income	As reported	$ 37,706	$ 35,510
	Pro forma	$ 37,001	$ 34,705

Basic Earnings per share	As reported	$ 1.15	$ 1.12
	Pro forma	$ 1.13	$ 1.09

Fully diluted earnings per share	As reported	$ 1.15	$ 1.10
	Pro forma	$ 1.13	$ 1.07

Pro-forma figures were computed using assumptions consistent with those followed in the Company’s most recent audited financial statements.

Hedging Relationships

Effective January 1, 2004, the Company has adopted the recommendations of the Canadian Institute of Chartered Accountants Accounting Guideline 13 “Hedging Relationships”, which establishes certain conditions for when hedge accounting may be applied. Any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in income. The Company’s interest rate swap instrument is not considered as a hedge for accounting purposes and is therefore recognized at fair value and the resulting gain or loss is recorded in earnings. This change in accounting treatment did not have a material impact on the Company’s results.

Segmented Information

During the first quarter of 2004 the Company acquired Pacific Cycle, LLC. In accordance with Canadian Generally Accepted Accounting Principles (GAAP), the operations of Pacific Cycle are reported as a separate reporting segment referred to as “Recreational/Leisure”. Segmented results can be found in Note 9 to these financial statements.

Reclassifications

Certain of the prior year’s accounts have been reclassified to conform to the 2004 financial statement presentation.

2. Business Acquisition

On February 3, 2004, the Company acquired all the outstanding shares of Pacific Cycle, LLC, a designer and supplier of bicycles and other recreational products for a total consideration of $320.5 million, including an estimate of all related acquisition costs. The majority of the acquisition cost was financed through long-term debt with the balance being paid with cash on hand. In addition, a balance of sale of $21.0 million remains to be paid and is included in liabilities.

The combination has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition.

The assets acquired and liabilities assumed consist of the following:

Assets
Cash	$ 3,734
Accounts receivable	31,587
Inventories	50,953
Capital assets	1,590
Other	2,392
Goodwill	285,589

375,845

Liabilities
Accounts payable and other current liabilities	55,315

Total purchase price	$ 320,530

Allocation of the purchase price in a major business acquisition necessarily involves a number of estimates as well as gathering information over a number of months following the date of acquisition. Given the timing of the acquisition, the Company has performed only a preliminary evaluation of Pacific Cycle’s assets and liabilities. The Company will be continuing to evaluate the value of these assets and liabilities and accordingly there will be changes to the assigned values. In particular, several of Pacific Cycle’s trademarks are being revalued at their fair market value. As a result, the goodwill amount above will be reduced for these trademarks’ value.

3. Long-term Debt

Effective January 29, 2004 the Company amended its unsecured credit facility, increasing availability to $470 million. This increased availability replaced the Company’s previous limit of $245 million as disclosed in the Company’s year end financial statements dated December 30, 2003. As at June 30, 2004, an amount of $341.5 million relating to this facility is included in long-term debt.

4. Stock Options

The Company may grant stock options on the Class “B” Subordinate Voting Shares, at the discretion of the board of directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options may be granted.  No option may be exercised during the first year following its granting and is exercisable, on a cumulative basis, at the rate of 25% in each of the following four years, and will expire no later than the year 2009.

The Company's stock option plan is as follows:

Six months ended June 30, 2004		Year Ended December 30, 2003
Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	1,099,750	$ 21.52	2,079,000	$ 16.55

Granted	565,500	33.57	151,000	24.67

Exercised	(146,500)	20.69	(1,118,250)	12.39

Cancelled	-	-	(12,000)	21.75

Options outstanding, end of period	1,518,750	$ 26.09	1,099,750	$ 21.52

A summary of options outstanding as of June 30, 2004 is as follows:

Total Outstanding			Total exercisable
Options	Range of Exercise Prices	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

64,250	$ 16.00 - $ 18.00	$ 17.61	6,000	$ 18.00
889,000	$ 20.41 - $ 27.47	$ 21.95	383,500	$ 24.77
565,500	$ 30.00 - $ 33.74	$ 33.57	-	-

1,518,750	$ 26.09	389,500	$ 24.66

5. Benefit Plans

Second quarter ended June 30		Six months ended June 30
2004	2003	2004	2003

Defined contribution plans	$ 577	$ 365	$ 1,176	$ 1,251
Defined benefit plans	$ 250	$ 188	$ 502	$ 375
Post-retirement benefit plan	$ 145	$ 429	$ 505	$ 671

6. Product Liability

As detailed in the Company’s year-end consolidated financial statements, the Company is insured for product liability, by the use of both traditional insurance and by the Company's wholly owned subsidiary, Dorel Insurance Corporation, which functions as a captive insurance company, providing a self-funded insurance program to mitigate its product liability exposure.

The estimated product liability exposure was calculated by an independent actuary based on historical sales volumes, past claims history and management and actuarial assumptions.  The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur.  Significant assumptions used in the actuarial model include management’s estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

The Company has recorded an additional provision in the amount of $6,500 in connection with a dispute with one of its insurers over the aggregate amount of insurance available to the Company, including one claim that came due in the quarter. The Company disagrees with the position being asserted by the insurer and has engaged in legal proceedings with the insurance company. Should a decision be made in the Company’s favour, the recovery will be included in net income in future periods.

7. Income taxes

The following table provides the reconciliation between the Canadian statutory federal and provincial income taxes and the effective consolidated income tax rate:

Second quarter ended June 30		Six months ended June 30
2004	2003	2004	2003

Provision for income taxes at statutory rate of 35%	$ 6,830	$ 7,970	$ 15,026	$ 17,600
Difference in effective tax rates of foreign subsidiaries	(3,592)	(1,689)	(7,089)	(2,397)
Recovery of income taxes arising from the use of unrecorded tax benefits	(1,371)	(705)	(2,397)	(1,488)
Other	(457)	933	(314)	1,062

Actual provision for income taxes	$ 1,410	$ 6,509	$ 5,226	$ 14,777

8. Earnings per Share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

Second quarter ended June 30		Six months ended June 30
2004	2003	2004	2003

Weighted daily average number of Class “A” Multiple and Class “B” Subordinate Voting Shares	32,712,577	31,688,074	32,679,375	31,581,570

Dilutive effect of stock options	243,984	734,703	242,640	735,438

Weighted average number of diluted shares	32,956,561	32,422,777	32,922,015	32,317,008

Number of anti-dilutive stock options excluded from fully earnings per share calculation	545,500	-	545,500	-

9. Segmented Information

Industry Segments

Total		Juvenile		Home Furnishings		Recreational / Leisure
2004	2003	2004	2003	2004	2003	2004	2003

For the six-month period ended June 30

(In thousands of US Dollars)

Total Revenues	$ 795,373	$ 541,626	$ 386,165	$ 333,861	$ 253,083	$ 207,765	$ 156,125	$ -

Cost of sales	608,453	390,934	269,933	230,927	216,346	160,007	122,174	-
Operating expenses	101,873	67,384	70,232	52,927	17,015	14,457	14,626	-
Research and development	3,676	3,817	2,794	3,018	882	799	-	-
Amortization	16,679	13,610	12,981	10,523	3,470	3,087	228	-

Earnings from Operations	64,692	65,881	$ 30,225	$ 36,466	$ 15,370	$ 29,415	$ 19,097	$ -

Interest	14,435	7,573
Corporate expenses	7,325	8,021
Income taxes	5,226	14,777

Net income	$ 37,706	$ 35,510

Total		Juvenile		Home Furnishings		Recreational / Leisure
2004	2003	2004	2003	2004	2003	2004	2003

For the quarter ended June 30

(In thousands of US Dollars)

Total Revenues	$ 403,527	$ 264,741	$ 179,617	$ 167,960	$ 121,716	$ 96,781	$ 102,194	$ -

Cost of sales	312,640	188,437	127,024	114,317	105,419	74,120	80,097	-
Operating expenses	50,069	36,041	32,723	28,929	7,903	7,112	9,443	-
Research and development	1,978	2,057	1,535	1,749	443	308	-	-
Amortization	8,127	6,876	6,482	5,462	1,595	1,414	50	-

Earnings from Operations	30,813	31,330	$ 11,853	$ 17,502	$ 6,356	$ 13,827	$ 12,604	$ -

Interest	7,714	4,466
Corporate expenses	3,586	4,093
Income taxes	1,410	6,509

Net income	$ 18,103	$ 16,261

Total Assets	$ 1,422,441	$ 1,087,714	$ 824,600	$ 876,164	$ 224,011	$ 211,550	$ 393,831	$ -

The continuity of goodwill by business is as follows:

Total		Juvenile		Home Furnishings		Recreational / Leisure
2004 (Six months)	2003 (full year)	2004 (six months)	2003 (full year)	2004 (six months)	2003 (full year)	2004 (Six months)	2003 (full year)

Balance, beginning of year	$ 380,535	$ 155,669	$ 341,485	$ 151,247	$ 39,050	$ 4,422	$ -	$ -
Additions	285,589	195,087	-	160,459	-	34,628	285,589	-
Foreign exchange and other	(7,699)	29,779	(7,699)	29,779	-	-	-	-

Balance, end of period	$ 658,425	$ 380,535	$ 333,786	$ 341,485	$ 39,050	$ 39,050	$ 285,589	$ -

Geographic Segments – Origin of Revenues

For the six-month period ended June 30				For the second quarter ended June 30
2004		2003		2004		2003
$	%	$	%	$	%	$	%

Canada	$ 89,154	11.2%	$ 73,212	13.5%	$ 35,270	8.7%	$ 34,170	12.9%
United States	516,648	65.0%	316,487	58.4%	273,743	67.8%	143,365	54.2%
Europe	157,169	19.8%	129,537	23.9%	72,963	18.1%	73,489	27.8%
Other foreign countries	32,402	4.1%	22,390	4.1%	21,551	5.3%	13,717	5.2%

Total	$ 795,373	100.0%	$ 541,626	100.0%	$ 403,527	100.0%	$ 164,741	100.0%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

August 6, 2004